Exhibit 99.1

Management’s Discussion and Analysis

Table of Contents

1.	Company Performance
2.	Consolidated Financial Position, Liquidity and Capital Resources
3.	Financial Instruments
4.	Funding Costs
5.	Related Party Transactions
6.	Shareholders’ Equity
7.	Event After the Reporting Period
8.	Accounting Policies and Estimates
9.	Disclosure Controls and Procedures
10.	Risks and Uncertainties

Management’s Discussion and Analysis
“Sears”, “Sears Canada”, “we”, “us”, “our” or “the Company” refers to Sears Canada Inc. and its subsidiaries.

This quarterly report to Shareholders, which includes the Management’s Discussion and Analysis (“MD&A”), current as at June 2, 2015 unless otherwise stated, and the unaudited condensed consolidated financial statements of the Company for the 13-week period ended May 2, 2015 (“Q1 2015 financial statements”) (together, the “Quarterly Report”), contains commentary from the Company’s management regarding strategy, operating results and financial position. Management is responsible for its accuracy, integrity and objectivity, and develops, maintains and supports the necessary systems and controls to provide reasonable assurance as to the accuracy of the comments contained herein.

The first quarter (“Q1”) unaudited results for the 52-week period ending January 30, 2016 (“Fiscal 2015” or “2015”) and the 52-week period ended January 31, 2015 (“Fiscal 2014” or “2014”) reflect the 13-week periods ended May 2, 2015 (“Q1 2015”) and May 3, 2014 (“Q1 2014”), respectively. The 2013 fiscal year refers to the 52-week period ended February 1, 2014 (“Fiscal 2013” or “2013”).

This Quarterly Report should be read in conjunction with the Consolidated Financial Statements, and Notes to the Consolidated Financial Statements for Fiscal 2014. These items are contained in the Company’s 2014 Annual Report. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”) dated March 12, 2015 and the Management Proxy Circular dated March 12, 2015, can be obtained by contacting Sears Canada’s Corporate Communications department at 416-941-4428. The 2014 Annual Report, together with the AIF and Management Proxy Circular, have been filed with securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed on the SEDAR website at www.sedar.com. Additional information relating to the Company is also available online at www.sedar.com and on the U.S. Securities Exchange Commission (“SEC”) website at www.sec.gov. Information contained in, or otherwise accessible through, websites mentioned in this Quarterly Report do not form a part of this document. All references in this Quarterly Report to websites are inactive textual references only.

The Q1 2015 financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides such additional information in this MD&A so that readers may do the same. See Section 1.e. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA” for additional information.

Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Cautionary Statement Regarding Forward-Looking Information
Certain information in the Quarterly Report is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives, and includes statements concerning possible or assumed future results set out under Section 1 “Company Performance”, Section 2 “Consolidated Financial Position, Liquidity and Capital Resources”, Section 3 “Financial Instruments”, Section 6 “Shareholders' Equity”, Section 7 “Event After the Reporting Period”, Section 8 “Accounting Policies and Estimates” and Section 10 “Risks and Uncertainties”. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the Company’s inability to compete effectively in the highly competitive retail industry; weaker business performance in the fourth quarter; the ability of the Company to successfully implement its strategic initiatives; changes in consumer spending; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; customer preference toward product offerings; the results achieved pursuant to the Company’s credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch); ability to secure an agreement with a financial institution for the management of the credit and financial services operations upon expiry of the current agreement, whether on terms and conditions which are comparable to those under our existing credit card marketing and servicing alliance with JPMorgan Chase or materially less favourable terms and conditions, or to secure any such agreement at all; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the Company’s reliance on third parties in outsourcing arrangements; willingness of the Company’s vendors to provide acceptable payment terms; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; seasonal weather patterns; ability to make, integrate and maintain acquisitions and investments, and complete dispositions and other transactions; general economic conditions; liquidity risk and failure to fulfill financial obligations; fluctuations in foreign currency exchange rates; the credit worthiness and financial stability of the Company’s licensees and business partners; possible limits on our access to capital markets and other financing sources; interest rate fluctuations and other changes in funding costs and investment income; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation; the impairment of intangible and other long lived assets; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings Corporation (“Sears Holdings”) reduces its interest in the Company to less than 10.0%; possible changes in the Company’s ownership by Edward S. Lampert, ESL Investments and other significant shareholders; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; competitive conditions in the businesses in which the Company participates; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward looking information, may be found in this MD&A as well as under Section 3(k) “Risk Factors” in the Company’s most recent AIF, Section 12 “Risks and Uncertainties” in the MD&A in the Company’s most recent annual report and elsewhere in the Company’s filings with Canadian and U.S. securities regulators. All of the forward looking statements included in this MD&A are qualified by these cautionary statements and those made in the “Risk Factors” section of the Company’s most recent AIF, in the “Risks and Uncertainties” section of the Company’s most recent annual MD&A and the Company’s other filings with Canadian and U.S. securities regulators. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully, and readers should not place undue reliance on forward looking statements made herein or in our other filings with Canadian and U.S. securities regulators. The forward looking information in this MD&A is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward looking information, whether as a result of new information, future events or otherwise, except as required by law.

2015 First Quarter Highlights
For the 13-week periods ended May 2, 2015 and May 3, 2014
(unaudited)

	First Quarter
(in CAD millions, except per share amounts)	2015	% Chg 2015 vs 2014	2014
Total revenue	$697.2	(9.7)%	$771.7
Same store sales (%)[1]	(4.3)%		(7.6)%
Adjusted EBITDA[1]	(50.5)	13.1%	(58.1)
Net loss	(59.1)	21.4%	(75.2)
Basic and diluted net loss per share	(0.58)	21.6%	(0.74)
(in CAD millions)	As at May 2, 2015	% Chg 2015 vs 2014	As at May 3, 2014
Cash and cash equivalents	$115.5	(57.3)%	$270.2
Inventories	684.0	(13.6)%	792.1
Total assets	1,672.4	(23.7)%	2,191.9
Shareholders’ equity	505.9	(49.2)%	995.0

1
Same store sales and Adjusted EBITDA are operating performance and non-IFRS measures, respectively. See Section 1.e. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA”.

Common Share Market Information
(Toronto Stock Exchange - Trading Symbol SCC)

	First Quarter
	2015	2014
High	$12.60	$17.12
Low	$9.18	$12.31
Close	$9.36	$16.50
Average daily trading volume	16,113	20,288

(NASDAQ - Trading Symbol SRSC) - quoted in U.S. dollars

	First Quarter
	2015	2014[1]
High	$10.00	$—
Low	$7.66	$—
Close	$7.69	$—
Average daily trading volume	40,631	—

1	Began trading on NASDAQ during the 13-week period ended November 1, 2014

•
Revenue was $697.2 million in Q1 2015, a decrease of 9.7%, as compared to Q1 2014. The decrease was primarily attributable to sales declines in Craftsman®, Air & Water Products (“CAWP”), electronics, home décor, major appliances, men’s wear, women’s apparel and footwear, partially offset by an increase in sales of home furnishing and seasonal merchandise. Included in the total revenue decrease for Q1 2015 described above, was the effect of the store closures during Q1 2015 and Fiscal 2014, which negatively impacted revenue for Q1 2015 by $19.5 million, compared to Q1 2014. Also included in the total revenue decrease in Q1 2015 was a decrease in services and other revenue of $14.9 million compared to Q1 2014, primarily related to a decline in logistics services to commercial customers provided through the Company's wholly-owned subsidiary S.L.H. Transport Inc. (“SLH”), and reduced sales of extended warranty service contracts.

•	Same store sales for Q1 2015 decreased 4.3% as compared to the same period last year.

•
Cost management resulted in selling, administrative and other expenses decreasing by $56.3 million in Q1 2015, as compared to Q1 2014. Excluding transformation expenses in Q1 2014 and non-recurring items included in selling, administrative and other expenses in both periods, cost management resulted in operating expense reductions of $37.5 million or 11.2% in Q1 2015, as compared to Q1 2014.

•	The Company continued to make progress on its strategic initiatives, having executed the following initiatives in Q1 2015:

•
Continued to implement inventory management initiatives that successfully decreased inventory by $108.1 million as compared to Q1 2014. This includes an $18.4 million decrease related to store closures;

•
Expanded brand clothing lines and varieties by introducing women’s clothing from the US Polo Association brand, partnering with Wayne Gretzky to launch a new line of casual men’s wear available in Fall 2015, and entering into licensing agreements with Cherokee Global Brands (“Cherokee”) and Cherokee’s maternity brand clothing line, Liz Lange Maternity, both available in Spring 2016;

•	Developed and successfully piloted a new concierge service in the Greater Toronto Area to improve customer satisfaction and ultimately reduce costs related to home deliveries; and

•
Continued implementation of the Oracle Retail Merchandising System to allow Sears to better customize promotions to customers and provide customers with visibility to store inventory online to enable fulfillment of online orders from stores, ultimately increasing customer satisfaction. This is part of the Company's strategy to transform from a traditional multi-channel retailer into an omni-channel retailer that will give the customer the ability to buy our products anywhere and pick them up or have them delivered anywhere.

•
The Company’s gross margin rate was 33.6% in Q1 2015, as compared to 32.8% in Q1 2014. The increase was primarily due to increased margins in seasonal merchandise, toys, men’s wear, women’s apparel and footwear.

•
Adjusted net loss before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) in Q1 2015 was $50.5 million, as compared to $58.1 million in Q1 2014, an improvement of $7.6 million. Adjusted EBITDA in Q1 2015 was positively impacted by $4.7 million due to the closure of underperforming stores during Q1 2015 and Fiscal 2014 and $0.4 million in incremental foreign exchange gain, partially offset by the loss of $0.9 million in rental income from the sale of shopping centre joint arrangements, as compared to Q1 2014. Excluding the impact of these items, Adjusted EBITDA in Q1 2015 improved by $3.4 million, compared to the same period last year.

•	Basic and diluted net loss per common share was $0.58 for Q1 2015, as compared to a basic and diluted net loss per common share of $0.74 for the same period last year.

•
The Company’s balance sheet continues to be strong with total cash and cash equivalents of $115.5 million and no cash drawings on the $300.0 million Amended Credit Facility (as defined in Section 2 “Consolidated Financial Position, Liquidity and Capital Resources”) as at May 2, 2015. Refer to Note 7 “Long-term obligations and finance costs” in the Q1 2015 financial statements for additional information.

1. Company Performance

a. Merchandising Operations and Business Overview
For Fiscal 2014, the Company was comprised of two reportable segments, Merchandising and Real Estate Joint Arrangements. Prior to Q1 2015, the Company disposed of its real estate joint arrangement interests in shopping centres. As a result, the Company is now comprised of one reportable segment, Merchandising. The Company’s merchandising operations includes the sale of goods and services through the Company’s Retail channels, which includes its Full-Line, Sears Home, Hometown, Outlet, Appliances and Mattresses, Corbeil Electrique Inc. (“Corbeil”) stores and its Direct (catalogue/internet) channel. It also includes service revenue related primarily to logistics services provided through SLH and product repair. Commission revenue includes travel, home improvement services, wireless and long distance plans, insurance and performance payments received from JPMorgan Chase under the Company’s credit card marketing and servicing alliance with JPMorgan Chase. Licensee fee revenues are comprised of payments received from licensees that operate within the Company’s stores.

As at May 2, 2015, January 31, 2015, and May 3, 2014, the Company’s locations were distributed across the country as follows:

						As at May 2, 2015	As at January 31, 2015	As at May 3, 2014
	Atlantic	Québec	Ontario	Prairies	Pacific	Total	Total	Total
Full-Line Department stores	12	27	38	20	14	111	113	113
Sears Home stores	2	10	19	10	5	46	47	48
Outlet stores	1	1	6	1	1	10	11	11
Specialty type: Appliances and Mattresses stores	—	—	—	—	—	—	1	4
Corporate stores	15	38	63	31	20	167	172	176
Hometown stores	44	21	40	54	38	197	201	229
Sears Home Services Showrooms[1]	—	—	—	—	—	—	—	8
Corbeil Franchise stores	—	14	2	—	—	16	16	16
Corbeil Corporate stores	—	12	5	—	—	17	18	17
Corbeil	—	26	7	—	—	33	34	33
National Logistics Centres[2]	—	1	2	2	1	6	6	6
Travel offices	6	21	36	12	10	85	96	96
Catalogue merchandise pick-up locations	190	305	368	325	119	1,307	1,335	1,427

1	During Fiscal 2014, the Company closed all Sears Home Services Showrooms in connection to the SHS receivership described in Note 13 “Financial instruments” in the Q1 2015 financial statements.
2
Sears operates six logistics centres strategically located across the country, each referred to as a National Logistics Centres (“NLC”). The NLCs are comprised of seven owned and two leased warehouse facilities which serve all channels of the business.

As at May 2, 2015, the number of selling units leased and owned by the Company was as follows:

	As at May 2, 2015			As at January 31, 2015
	Leased	Owned	Total	Leased	Owned	Total
Full-Line department	97	14	111	99	14	113
Sears Home stores	44	2	46	45	2	47
Outlet stores	10	—	10	11	—	11
Specialty type: Appliances and Mattresses stores	—	—	—	1	—	1
Hometown stores[1]	22	—	22	22	—	22
Corbeil[1]	30	—	30	31	—	31
Total[2]	203	16	219	209	16	225

1	Only Hometown and Corbeil stores that are not independently owned and operated are included.
2	Travel offices and Catalogue merchandise pick-up locations are located in Sears stores or local businesses, and therefore not included.

As at the end of Q1 2015, Fiscal 2014 and Fiscal 2013, the gross square footage for corporate store locations (both owned and leased) and NLCs was as follows:

(square feet, millions)	As at May 2, 2015	As at January 31, 2015	As at February 1, 2014
Full-Line Department	13.9	14.1	15.2
Sears Home stores	2.0	2.1	2.1
Outlet stores	0.9	0.9	0.9
Other[1]	0.3	0.3	0.3
NLCs	6.6	6.6	6.5
Total	23.7	24.0	25.0

1	Other includes Appliances and Mattresses, Hometown and Corbeil stores.

b. Strategic Initiatives
Sears Canada has established the retail principles that will form the foundation of its future strategic initiatives, which are prioritized to enable Sears to change its trajectory and establish prominence and relevance with Canadian consumers as the increasingly competitive retail landscape evolves. Initiatives are being developed to deliver what the Company believes are high-quality products and value for consumers, with a seamless customer experience across all channels and formats, while at the same time continuing to adjust the operating expense base to better reflect the size and needs of the current business.

In general, the four areas of focus are as follows:

1.	Product - Our goal is to provide Canadians with fashionable product made of high quality materials and workmanship at affordable prices with great service.

2.
Operations - Operations emphasizes managing inventory and the supply chain to be cost efficient while providing exceptional customer service in delivering product to customers. Operations also includes executing best-in-class practices in functions that support the core business such as financial services, store operations and human resources.

3.	Infrastructure - Infrastructure captures our focus on developing the right support framework including investing in upgraded technology to support our omni-channel strategy.

4.
Network - The Network area of focus centers on ensuring we are optimizing the value of our multiple channels and facilities and considering, where necessary, divestiture of non-core assets and poor-performing units.

During the first quarter of Fiscal 2015, the Company continued to make progress on its strategic initiatives, having executed the following initiatives within the four areas of focus.

Product

•
Entered into multi-year licensing agreements with Cherokee, a global marketer of style-focused lifestyle brands and Liz Lange Maternity, which is Cherokee’s fashionable maternity brand clothing line. The Cherokee brand includes a wide range of men’s, women’s and children’s clothing, footwear and accessories while the Liz Lange maternity brand clothing line offers affordable maternity apparel, from flattering jeans and t-shirts to on-trend dresses, swimsuits and many more. Both brands are planned to launch in Spring 2016, and Sears has exclusive rights for these brands in Canada;

•
Partnered with Wayne Gretzky to launch a new line of casual men’s wear with focus on classic pieces with rich fabrics such as mercerized cottons, cashmeres and merino wool. The Wayne Gretzky lifestyle collection of clothing will give men a clean, contemporary look, featuring knit tops, pants, and sports jackets. The new brand will be available in Fall 2015, and will be exclusive to Sears Canada; and

•
Expanded the US Polo Association line to include women’s clothing. This heritage brand established in 1890, celebrates 125 years in 2015 and includes its men’s and women’s line of classic styled clothing, including polo shirts, knit tops, women shirt, shorts and casual pants. We expect to continue the expansion of the US Polo Association brand with the launch of its children's clothing line later this year.

Operations

•
Continued to implement an inventory management initiative targeted at reducing surpluses and out-of-season content to allow adequate room for in-season merchandise. As of the end of Q1 2015, this initiative has successfully decreased overall inventory by $108.1 million since Q1 2014. The decrease from Q1 2014 includes an $18.4 million decrease related to store closures; and

•
Developed and piloted a new concierge service to improve customer satisfaction and ultimately reduce costs related to home deliveries. The service dedicates a Sears team member as a single point of contact for the customer until the purchased merchandise has been delivered to the customer’s home and installed if applicable. The program was successfully piloted in the Greater Toronto Area and plans are in place to expand the service to other regions of Canada.

Infrastructure

•
Continued the implementation of the Oracle Retail Merchandising System. This implementation, along with the Company’s investment in IBM’s Sterling Order Management System and process improvements currently underway, are expected to improve our customers’ shopping experience. The investment in these systems is expected to have many benefits, including an improved in-stock position of the Company’s most popular items. Sears will also be able to customize promotions, such as pop-up promotions at point-of-sale or tailored offers made on mobile devices, to customers while shopping in the store. Customers will have visibility to store inventory online to enable fulfillment of online orders from stores. These enhancements are expected to provide Sears the long-term capability to meet and exceed the high level of service which today’s retail customer seeks.

Network

•
Announced a definitive agreement with Concord Pacific Group of Companies (“Concord”) to sell and lease back three of its owned properties for a total consideration of $140.0 million ($130.0 million after taxes and adjustments). The locations includes store space and adjacent property located at the Metropolis at Metrotown in Burnaby, British Columbia, Cottonwood Mall in Chilliwack, British Columbia and North Hill Shopping Centre in Calgary, Alberta. The transaction is scheduled to close on or about June 8, 2015, subject to the satisfaction of customary closing conditions. This transaction will not impact the employees or store operations.

c. Corporate Social Responsibility
The following is a summary of the results of the Company and its employees’ corporate social responsibility efforts during Q1 2015:

•
The Sears Great Canadian Chill took place in Toronto at Yonge-Dundas Square during Family Day Weekend in February 2015 and featured family-friendly activities. ‘Chillers’ jumped into a pool of icy water in their efforts to raise funds for the Sears Canada Charitable Foundation’s drive to support research and programming for the Canadian children’s oncology unit and the Sears Cancer Clinic at The Hospital For Sick Children. That same weekend, a special ‘Chill’ was also held in Timmins, Ontario executed by the Sears Timmins store. Previously, a ‘Chill’ into the icy waters of the Ottawa River at Britannia Beach in Ottawa on New Year’s Day similarly supported the oncology unit of the Children’s Hospital of Eastern Ontario. Approximately $70,000 was raised through all events;

•
Made donations totaling $22,500 to the local charity partners of our Chilliwack, Capilano and Nanaimo full-line department stores, in celebration of the stores’ 40th, 40th and 25th anniversaries, respectively. The charity partners were the YMCA of Greater Vancouver, the Boys & Girls Club of Greater Vancouver and the Boys & Girls Club of central Vancouver Island, respectively;

•
This year's Sears Drama Festival (the “Festival”) marked the 69th year of the Ontario festival, and the fifth year of both the British Columbia and the Atlantic festivals, involving over 12,300 students across 300 high schools. The Festival promotes a creative process that allows students to gather information, negotiate ideas, implement and execute a plan and create a product, while at the same time developing confidence, important life skills and a strong sense of self;

•
Supported Opération Enfant Soleil and its efforts to promote the development of quality pediatric care for all children in Québec, through two special ‘Round Up Your Bill’ fundraising campaigns in Québec stores, in February and April, and a raffle ticket event. Opération Enfant Soleil is a major charity partner of Sears, celebrating its 28th year in Québec; and

•
Sponsored the 20th annual Sears Canadian High School Design Competition, which aims to promote the study and awareness of various design disciplines in schools across Canada. From among 800 participants, the winning students will be hosted at a special Mentorship Day at Sears headquarters in Toronto and their entries will be exhibited at Toronto’s Design Exchange in June and ‘on the road’ in satellite physical and virtual exhibitions at select Sears stores across Canada.

“Live Green” Initiatives
The Company conducts its operations with a commitment to achieving success on economic, social and environmental levels. The Company continues to build upon the following three-point plan on environmental sustainability:

1.	Enable customers to “Live Green”, reduce their energy bills and create a healthy home;

2.	Reduce the environmental impact of Sears Canada’s operations; and

3.	Nurture a culture of sustainability among the Company’s employees, customers and the communities in which the Company operates.

Sears continued to focus on these three priorities by continuing the following initiative during Q1 2015:

•
Continued to improve Sears waste diversion program through recycling partner, GreenSpace Waste Solutions (“GreenSpace”). GreenSpace’s ability to maximize the value of recycled materials and expertise in driving waste diversion activities resulted in more than $360,000 in avoided costs, including a 91% increase in rebates for recycled materials from June 2014 to March 2015, as compared to the period from June 2013 to March 2014. GreenSpace has also improved reporting capabilities, which helps the Company track progress towards its goal of diverting 90% of its waste from landfill.

d. Quarterly Performance
The Company’s operations are seasonal in nature. Accordingly, merchandise and service revenue, as well as performance payments received from JPMorgan Chase, referred to as commission revenue, will vary by quarter based upon consumer spending behaviour. Historically, the Company’s revenue and earnings are higher in the fourth quarter than in any of the other three quarters due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns. However, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. This business seasonality results in quarterly performance that is not necessarily indicative of annual performance.

In addition, the Company offers seasonal goods and services. The Company sets inventory levels and promotional activity to be in accordance with its strategic initiatives and expected consumer demands. Businesses that generate revenue from the sale of seasonal merchandise and services are subject to the risk of changes in consumer spending behaviour as a result of unseasonable weather patterns.

Other factors that affect the Company’s sales and results of operations include actions by its competitors, timing of its promotional events, and changes in population and other demographics. Accordingly, the Company’s results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, or the full year, and same store sales for any particular period may increase or decrease.

The table below outlines select financial data for the eight most recently completed quarters. The quarterly results are unaudited and have been prepared in accordance with IFRS.

	First Quarter		Fourth Quarter		Third Quarter		Second Quarter
(in CAD millions, except per share amounts)	2015	2014	2014	2013	2014	2013	2014	2013
Total revenue	$697.2	$771.7	$972.5	$1,182.3	$834.5	$982.3	$845.8	$960.1
Net (loss) earnings	$(59.1)	$(75.2)	$(123.6)	$373.7	$(118.7)	$(48.8)	$(21.3)	$152.8
Basic net (loss) earnings per share	$(0.58)	$(0.74)	$(1.21)	$3.67	$(1.16)	$(0.48)	$(0.21)	$1.50
Diluted net (loss) earnings per share	$(0.58)	$(0.74)	$(1.21)	$3.67	$(1.16)	$(0.48)	$(0.21)	$1.50

e. Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA
The Q1 2015 financial statements are prepared in accordance with IFRS. Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides this additional information in this MD&A.

Same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures. The same store sales metric excludes the Direct channel. Same store sales represents merchandise sales generated through operations in the Company’s Full-line, Sears Home, Hometown, Outlet and Corbeil stores that were continuously open during both of the periods being compared. More specifically, the same store sales metric compares the same calendar weeks for each period and represents the 13-week periods ended May 2, 2015 and May 3, 2014. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction.

A reconciliation of the Company’s total merchandising revenue to same store sales is outlined in the following table:

	First Quarter
(in CAD millions)	2015	2014
Total merchandising revenue	$697.2	$770.0
Non-comparable store sales	171.6	203.6
Same store sales	525.6	566.4
Percentage change in same store sales	(4.3)%	(7.6)%
Percentage change in same store sales by category
Apparel & Accessories	(9.9)%	—%
Home & Hardlines	(0.8)%	(12.3)%

Adjusted EBITDA is a non-IFRS measure and excludes finance costs, interest income, income tax expense or recovery, depreciation and amortization and income or expenses of a non-recurring, unusual or one-time nature. Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. The Company uses Adjusted EBITDA to evaluate the operating performance of its business as well as an executive compensation metric. While Adjusted EBITDA is a non-IFRS measure, management believes that it is an important indicator of operating performance because it excludes the effect of financing and investing activities by eliminating the effects of interest and depreciation and removes the impact of certain non-recurring items that are not indicative of our ongoing operating performance. Therefore, management believes Adjusted EBITDA gives investors greater transparency in assessing the Company’s results of operations.

These measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Adjusted EBITDA should not be considered in isolation or as an alternative to measures prepared in accordance with IFRS.

A reconciliation of the Company’s net loss to Adjusted EBITDA is outlined in the following table:

	First Quarter
(in CAD millions, except per share amounts)	2015	2014
Net loss	$(59.1)	$(75.2)
Transformation expense[1]	—	7.6
(Gain) costs on settlement of retirement benefits[2]	(5.1)	0.8
Lease exit costs[3]	—	3.8
SHS warranty and other costs[4]	—	6.6
Depreciation and amortization expense	12.5	23.6
Finance costs	3.9	2.5
Interest income	(0.2)	(0.7)
Income tax recovery	(2.5)	(27.1)
Adjusted EBITDA[5]	(50.5)	(58.1)
Basic and diluted net loss per share	$(0.58)	$(0.74)

1
Transformation expense during Q1 2014 relates primarily to severance costs incurred during the period. These costs were included in “Selling, administrative and other expenses” in Q1 2014 in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss.

2
(Gain) costs on settlement of retirement benefits relate to the settlement of retirement benefits of eligible members covered under the non-pension retirement plan during Q1 2015 and Q1 2014, described in Note 10 of the Q1 2015 financial statements.

3
Lease exit costs relate primarily to costs incurred to exit certain properties during Q1 2014. These costs were included in “Selling, administrative and other expenses” in Q1 2014 in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss.

4
SHS warranty and other costs represent the estimated costs to the Company related to potential claims for work that had been performed prior to SHS announcing it was in receivership described in Note 13 of the Q1 2015 financial statements.

5
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company's performance, ability to incur and service debt and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

f. Consolidated Financial Results

	First Quarter
(in CAD millions)	2015	% Chg 2015 vs 2014	2014
Revenue	$697.2	(9.7)%	$771.7
Cost of goods and services sold	462.8	(10.7)%	518.5
Selling, administrative and other expenses	297.4	(15.9)%	353.7
Operating loss	(63.0)	37.3%	(100.5)
Gain on settlement of retirement benefits	5.1	100.0%	—
Finance costs	3.9	56.0%	2.5
Interest income	0.2	(71.4)%	0.7
Loss before income taxes	(61.6)	39.8%	(102.3)
Income tax recovery	2.5	(90.8)%	27.1
Net loss	$(59.1)	21.4%	$(75.2)

Total revenue in Q1 2015 decreased by 9.7% to $697.2 million compared to $771.7 million in Q1 2014. Same store sales decreased by 4.3% in Q1 2015 compared to Q1 2014. The revenue in Q1 2015 relating to Home & Hardlines decreased by $21.1 million, or 5.9% compared to Q1 2014, due to sales volume declines in CAWP, electronics, toys, fitness & recreation, floorcare, sewing, home décor and major appliances, partially offset by an increase in sales of home furnishing and seasonal merchandise. Included in the total revenue decrease in Q1 2015 for Home & Hardlines was the effect of the store closures during Q1 2015 and Fiscal 2014, which negatively impacted revenue for Q1 2015 by $10.8 million, compared to Q1 2014. Same store sales in Home & Hardlines decreased by 0.8%. The revenue in Q1 2015 relating to Apparel & Accessories decreased by $37.1 million, or 14.0%, compared to Q1 2014 due to sales declines in all product categories. Included in the total revenue decrease in Q1 2015 for Apparel & Accessories was the effect of the store closures during Q1 2015 and Fiscal 2014, which negatively impacted revenue for Q1 2015 by $8.7 million, compared to Q1 2014. Same store sales in Apparel & Accessories decreased by 9.9%. Included in the total revenue decrease in Q1 2015 was a decrease in Services and other revenue of $14.9 million compared to Q1 2014, primarily related to reduced revenue from logistics services to commercial customers provided through SLH and reduced sales of extended warranty service contracts.

In Q1 2015, total revenue recognized from points redemption under the loyalty program was $14.5 million (Q1 2014: $12.3 million). Total revenue deferred related to points issuances in Q1 2015 was $13.0 million (Q1 2014: $11.9 million), primarily due to an increase in points issuance from third-party credit card purchases as well as a higher expected redemption rate. Total revenue recognized in Q1 2015 for unredeemed points (by exclusion from deferral in the loyalty point redemption rate) increased to $3.0 million (Q1 2014: $2.2 million), primarily due to an increase in total points outstanding, partially offset by a higher expected redemption rate.

Cost of goods and services sold was 10.7% lower in Q1 2015 compared to Q1 2014. The decrease was primarily attributable to lower sales volumes, which included the impact of the store closures during Q1 2015 and Fiscal 2014.

The Company’s gross margin rate was 33.6% in Q1 2015, compared to 32.8% in Q1 2014. The increase was primarily attributable to increased margins in seasonal merchandise, toys, men’s wear, women’s apparel and footwear.

Selling, administrative and other expenses, including depreciation and amortization expenses decreased by $56.3 million or 15.9% to $297.4 million in Q1 2015, as compared to Q1 2014. Excluding transformation expenses in Q1 2014 and non-recurring items in both periods as shown in the reconciliation of the Company's net loss to Adjusted EBITDA in Section 1.e. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA”, selling, administrative and other expenses declined by $37.5 million or 11.2% in Q1 2015, as compared to Q1 2014. The decrease in expenses, excluding non-recurring items, was primarily attributable to lower spending on advertising and payroll, as well as lower depreciation expenses. Advertising expense decreased primarily due to reductions in retail advertising and catalogue pages. Payroll expense decreased primarily due to a reduced number of employees, as a result of transformation initiatives announced in Fiscal 2014.

Depreciation and amortization expense in Q1 2015 decreased by $11.1 million, as compared to Q1 2014, primarily due to the impairment of certain assets during Fiscal 2014 and the disposal of assets relating to the store closures during Q1 2015 and Fiscal 2014. The Company regularly monitors the business for indicators of impairment and assesses the potential impact to the carrying value of our assets on a quarterly basis.

Finance costs in Q1 2015 increased by $1.4 million, as compared to Q1 2014, primarily attributable to interest on accruals for uncertain tax positions, partially offset by lower commitment fees related to our Amended Credit Facility (as defined in Section 2 “Consolidated Financial Position, Liquidity and Capital Resources”).

Interest income in Q1 2015 decreased by $0.5 million compared to Q1 2014, primarily due to a lower cash balance in Q1 2015 compared to Q1 2014.

Income tax recovery in Q1 2015 decreased to $2.5 million, as compared to an income tax recovery of $27.1 million in Q1 2014 primarily due to a decrease in pre-tax losses in Q1 2015 and the non-recognition of the tax benefits of operating losses and timing differences between accounting and taxable income generated in Q1 2015, as described in Note 16 “Income taxes” in the Q1 2015 financial statements.

Adjusted EBITDA in Q1 2015 was a loss of $50.5 million, as compared to a loss of $58.1 million in Q1 2014, an improvement of $7.6 million. Adjusted EBITDA in Q1 2015 was positively impacted by $4.7 million due to the closure of underperforming stores during Q1 2015 and Fiscal 2014 and $0.4 million in incremental foreign exchange gain, partially offset by the loss of $0.9 million in rental income from the sale of shopping centre joint arrangements, as compared to Q1 2014. Excluding the impact of these items, Adjusted EBITDA in Q1 2015 improved by $3.4 million, compared to the same period last year.

2. Consolidated Financial Position, Liquidity and Capital Resources
Current assets as at May 2, 2015 were $1,051.7 million, which was $98.1 million lower than as at January 31, 2015. The decrease was primarily due to a $143.5 million decrease in cash and cash equivalents, partially offset by a $42.6 million increase in inventories due to normal seasonal purchasing.

Current liabilities as at May 2, 2015 were $610.5 million, which was $17.3 million lower than as at January 31, 2015, primarily due to a decrease in other taxes payable of $16.3 million related primarily to the payment of commodity taxes collected during the Q4 2014 holiday season.

Inventories were $684.0 million as at May 2, 2015, as compared to $641.4 million as at January 31, 2015. The $42.6 million increase was due to normal seasonal purchasing.

Total cash and cash equivalents was $115.5 million as at May 2, 2015, as compared to $259.0 million as at January 31, 2015. The decrease of $143.5 million was primarily due to use of cash for operating activities in line with typical seasonal variation.

Total assets and liabilities as at the end of Q1 2015, Fiscal 2014, and Q1 2014 were as follows:

(in CAD millions, at period end)	As at May 2, 2015	As at January 31, 2015	As at May 3, 2014
Total assets	$1,672.4	$1,774.1	$2,191.9
Total liabilities	1,166.5	1,203.3	1,196.9

Total assets as at May 2, 2015 decreased by $101.7 million to $1,672.4 million, as compared to $1,774.1 million as at the end of Fiscal 2014, primarily due to a decrease in cash and cash equivalents of $143.5 million, partially offset by an increase in inventories of $42.6 million.

Total liabilities as at May 2, 2015 decreased by $36.8 million to $1,166.5 million, as compared to $1,203.3 million as at the end of Fiscal 2014, primarily due to decreases in other taxes payable of $16.3 million and retirement benefit liability of $14.3 million primarily due to the settlement of health and dental benefits of eligible members covered under the defined benefit non-pension retirement plan as described in Note 10 “Retirement benefit plans” in the Q1 2015 financial statements.

Cash flow used for operating activities
Cash flow used for operating activities decreased by $92.3 million in Q1 2015 to $136.1 million, as compared to cash flow used for operating activities of $228.4 million in Q1 2014. The Company’s primary source of operating cash flow is the sale of goods and services to customers and the primary use of cash in operating activities is the purchase of merchandise inventories. The decrease in cash used for operating activities in Q1 2015 was primarily attributable to a lower net loss after adjusting for income tax recovery in both periods as well as tax payments of $64.4 million in Q1 2014 related to the gains from lease terminations and lease amendments and certain joint arrangements sold during 2013. The decreases in Q1 2015 were partially offset by a higher investment in inventory net of accounts payable and accrued liabilities (see Note 17 “Changes in non-cash working capital balances” in the Q1 2015 financial statements for additional information) and an increase in retirement benefit plans contributions, as compared to Q1 2014.

Cash flow used for investing activities
Cash flow used for investing activities was $5.1 million in Q1 2015, as compared to cash flow used for investing activities of $9.9 million in Q1 2014. The $4.8 million decrease in cash used for investing activities was primarily due to lower capital expenditures in Q1 2015, as compared to Q1 2014.

Cash flow used for financing activities
Cash flow used for financing activities decreased by $3.3 million to $1.6 million for Q1 2015, as compared to $4.9 million for Q1 2014. Q1 2014 financing activities included the repayment of long-term obligations associated with the Company's interests in certain shopping centre joint arrangements that were disposed of during 2014.

Contractual Obligations
Contractual obligations, including payments due over the next five fiscal years and thereafter, are shown in the following table:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$356.9	$356.9	$356.9	$—	$—	$—
Finance lease obligations including payments due within one year [1]	27.0	34.4	5.7	10.4	9.7	8.6
Operating lease obligations [2]	n/a	418.8	89.3	144.7	89.7	95.1
Royalties [2]	n/a	14.7	1.3	5.8	5.1	2.5
Purchase agreements [2,3]	n/a	18.7	17.6	1.1	—	—
Retirement benefit plans obligations[4]	393.1	80.8	20.2	40.5	19.8	0.3
	$777.0	$924.3	$491.0	$202.5	$124.3	$106.5

1
Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%. The Company had no borrowings on the Amended Credit Facility as at May 2,2015.

2	Operating lease obligations, royalties and purchase agreements are not reported in the Q1 2015 financial statements.
3	Certain vendors require minimum purchase commitment levels over the term of the contract.
4
Payments are based on a funding valuation as at December 31, 2013 which was completed on June 30, 2014. Any obligation beyond 2019 would be based on a funding valuation to be completed as at December 31, 2016.

Retirement Benefit Plans
At the end of Q1 2015, the Company’s retirement benefit plan obligations decreased by $14.3 million to $393.1 million, as compared to the end of Fiscal 2014.

During Q1 2015, the Company made a voluntary offer to settle health and dental benefits of eligible members covered under the non-pension retirement plan. The Company paid $4.0 million to settle acceptances from the non-pension retirement plan offer and recorded a pre-tax gain of $5.1 million ($5.4 million settlement gain less fees of $0.3 million) during the quarter related to these offers. This payment was included in “Retirement benefit plans contributions” in the unaudited Condensed Consolidated Statements of Cash Flows. To determine the settlement gain, the non-pension retirement plan was remeasured as at the date of settlement, which also resulted in a $2.0 million decrease to “Other comprehensive loss (“OCL”).

During Q1 2014, the Company made a voluntary offer to settle health and dental benefits of eligible members covered under the non-pension retirement plan, and incurred $0.8 million in expenses during the period related to the settlement. These expenses were included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. The Company paid $13.8 million to settle acceptances from the offer and recorded a pre-tax gain of $10.6 million ($11.4 million settlement gain less expenses of $0.8 million) during the 13-week period ended August 2, 2014 related to these offers. This payment was included in “Retirement benefit plans contributions” in the unaudited Condensed Consolidated Statements of Cash Flows during the 13-week period ended August 2, 2014. To determine the settlement gain, the non-pension retirement plan was remeasured as at the date of settlement, which also resulted in a $2.0 million decrease to OCL during the 13-week period ended August 2, 2014.

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2013, and was filed on June 30, 2014. The Company also maintains a defined benefit non-pension retirement plan which provides life insurance, medical and dental benefits to eligible retired employees as well as short-term disability payments for active employees, through a health and welfare trust (“Other Benefits Plan”). An actuarial valuation of the Other Benefits Plan is performed at least every three years, with the last valuation completed as of January 31, 2014.

During Fiscal 2015, the Company’s target asset allocation for the registered and non-registered pension plans is 55-80% fixed income and 20-45% equity for the defined benefit registered pension plan. For the assets in Other Benefits Plans, the asset allocation is 100% fixed income. As at the end of Q1 2015, the assets were in line with the target allocation range. The asset allocation may be changed from time to time in terms of weighting between fixed income, equity and other asset classes as well as within the asset classes themselves.

The plan’s target allocation is determined by taking into consideration the amounts and timing of projected liabilities, the Company’s funding policies and expected returns on various asset classes. To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

Capital Resources
The Company’s capital expenditures, working capital needs, debt repayment and other financing needs are funded primarily through cash generated from operations and existing cash on hand. In selecting appropriate funding choices, the Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. Sears expects to be able to satisfy all of its financing requirements through cash on hand, cash generated by operations and, if necessary, availability under the Company’s credit facility as described below. The Company’s cost of funding is affected by general economic conditions, including the overall interest rate environment, as well as the Company’s financial performance, credit ratings and fluctuations of its credit spread over applicable reference rates.

The Company’s debt consists of finance lease obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015.

On May 28, 2014, the Company announced that it had extended the term of the Credit Facility to May 28, 2019 and reduced the total credit limit to $300.0 million (the “Amended Credit Facility”). The Amended Credit Facility is secured with a first lien on inventory and credit card receivables. The Company incurred additional transaction costs of $1.0 million in the 13-week period ended August 2, 2014 related to the Amended Credit Facility.

Availability under the Amended Credit Facility is determined pursuant to a borrowing base formula, up to a maximum availability of $300.0 million. Availability under the Amended Credit Facility was $248.6 million as at May 2, 2015 (January 31, 2015: $260.7 million, May 3, 2014: $475.2 million). In 2013, as a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company provided additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply. As at May 2, 2015, three properties in Ontario have been registered under the Amended Credit Facility. The additional reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up, and based on the amount of real estate assets pledged as additional collateral. The estimated reserves, if applied as at May 2, 2015, would reduce the Company’s borrowing availability by $90.9 million.

The Amended Credit Facility contains covenants which are customary for facilities of this nature and the Company was in compliance with all covenants as at May 2, 2015.

During Fiscal 2015 the Company expects to receive total proceeds of approximately $130.0 million upon closing of the transaction with Concord described in Section 1.b. “Strategic Initiatives”, and approximately $132.1 million from tax recoveries described in Note 16 “Income taxes” in the Q1 2015 Financial Statements. The proceeds will be used for general corporate purposes, upgrades to the IT infrastructure and other capital expenditures in support of the Company's omni-channel strategy. As at May 2, 2015, the Company does not have any significant capital expenditure commitments. The Company regularly monitors its sources and uses of cash and its level of cash on hand, and considers the most effective use of cash on hand, including stock purchases and dividends.

As at May 2, 2015, the Company had no borrowings on the Amended Credit Facility and had unamortized transaction costs associated with the Amended Credit Facility of $3.9 million included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position (January 31, 2015: no borrowings and unamortized transaction costs of $4.2 million included in “Other long-term assets”, May 3, 2014: no borrowings and unamortized transaction costs of $3.8 million included in “Other long-term assets”). In addition, the Company had $51.4 million (January 31, 2015: $39.3 million, May 3, 2014: $24.0 million) of standby letters of credit outstanding against the Amended Credit Facility. These letters of credit cover various payment obligations. Interest on drawings under the Amended Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Amended Credit Facility are due monthly and are added to principal amounts outstanding.

As at May 2, 2015, the Company had outstanding merchandise letters of credit of U.S. $12.6 million (January 31, 2015: U.S. $6.9 million, May 3, 2014: U.S. $8.5 million) used to support the Company’s offshore merchandise purchasing program with restricted cash pledged as collateral.

In Fiscal 2013, the Company entered into a mortgage on land that it owns in Burnaby, British Columbia. In accordance with the Burnaby development project with Concord, the land has been allocated as security for future borrowings (see Note 19 “Burnaby, North Hill and Chilliwack agreements” in the Q1 2015 financial statements for additional information on the mortgage). The mortgage would be discharged upon closing of the transaction with Concord described in Section 1.b. “Strategic Initiatives”.

3. Financial Instruments
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange, interest rate, fuel price and natural gas price risk. See Note 13 “Financial instruments” in the Q1 2015 financial statements for additional information.

Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, accounts receivable and other long-term assets.

Cash and cash equivalents, accounts receivable, derivative instruments and investments included in other long-term assets totaling $192.5 million as at May 2, 2015 (January 31, 2015: $340.5 million, May 3, 2014: $344.7 million) expose the Company to credit risk should the borrower default on maturity of the instruments. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.

The Company is exposed to minimal credit risk from third parties as a result of ongoing credit evaluations and review of accounts receivable collectability. As at May 2, 2015, one party represented 11.7% of the Company’s net accounts receivable (January 31, 2015: one party represented 11.0% of the Company’s net accounts receivable, May 3, 2014: one party represented 13.0% of the Company’s net accounts receivable).

Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.

From time to time, the Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at May 2, 2015, there were forward contracts outstanding with a notional value of U.S. $174.0 million (January 31, 2015: U.S. $40.0 million, May 3, 2014: U.S. $64.0 million) and a fair value of $3.9 million included in “Derivative financial liabilities” (January 31, 2015: $7.2 million included in “Derivative financial assets”, May 3, 2014: $2.0 million included in “Derivative financial assets”) in the Q1 2015 financial statements. These derivative contracts have settlement dates extending to November 2015. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under International Accounting Standards (“IAS”) 39, Financial Instruments: Recognition and Measurement. These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods purchased for resale (“hedged item”). As at May 2, 2015, the designated portion of these hedges was considered to be effective.

While the notional principal of these outstanding financial instruments is not recorded in the unaudited Condensed Consolidated Statements of Financial Position, the fair value of the contracts is included in “Derivative financial assets” or “Derivative financial liabilities”, depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in OCL for cash flow hedges, to the extent the designated portion of the hedges continues to be effective, with any ineffective portion included in “Cost of goods and services sold” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. Amounts previously included in OCL are reclassified to “Cost of goods and services sold” in the same period in which the hedged item impacts net loss.

During the 13-week period ended May 2, 2015, the Company recorded a gain of $0.3 million (2014: loss of $0.1 million), in “Selling, administrative and other expenses”, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and cash equivalents, accounts receivable and accounts payable.

The period end exchange rate was 0.8226 U.S. dollars to one Canadian dollar. A 10% appreciation or depreciation of the U.S. and/or the Canadian dollar exchange rate was determined to have an after-tax impact on net loss of $0.4 million for U.S. dollar denominated balances included in cash and cash equivalents and accounts payable.

Interest rate risk
Periodically, the Company enters into interest rate swap contracts with approved financial institutions to manage exposure to interest rate risks. As at May 2, 2015, the Company had no interest rate swap contracts in place (January 31, 2015: nil, May 3, 2014: nil).

Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.

Cash and cash equivalents and borrowings under the Amended Credit Facility, when applicable, are subject to interest rate risk. The total subject to interest rate risk as at May 2, 2015 was a net asset of $116.8 million (January 31, 2015: net asset of $260.3 million, May 3, 2014: net asset of $271.5 million). An increase or decrease in interest rates of 25 basis points would cause an immaterial after-tax impact on net loss for net assets subject to interest rate risk included in cash and cash equivalents and other long-term assets as at May 2, 2015.

Fuel and natural gas price risk
The Company entered into fuel and natural gas derivative contracts to manage the exposure to diesel fuel and natural gas prices and help mitigate volatility in cash flow for the transportation service business and utilities expense, respectively. As at May 2, 2015, the fixed to floating rate swap contracts outstanding had a notional volume of 3.5 million litres (January 31, 2015: 4.7 million litres, May 3, 2014: nil) of diesel and 0.1 million gigajoules (“GJ”) (January 31, 2015: 0.3 million GJ, May 3, 2014: nil) of natural gas and a fair value of $0.2 million combined included in “Derivative financial assets” (January 31, 2015: less than $0.1 million combined, May 3, 2014: nil) in the unaudited Condensed Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to December 31, 2015 with monthly settlement of maturing contracts.

4. Funding Costs
The funding costs for the Company in Q1 2015 and Q1 2014 are outlined in the table below:

	First Quarter
(in CAD millions)	2015	2014
Interest costs
Total long-term obligations at end of period[1]	$27.0	$31.6
Average long-term obligations for period[2]	27.5	33.8
Long-term funding costs[3]	0.5	0.6
Average rate of long-term funding	7.3%	7.1%

1	Includes current portion of long-term obligations.
2	The average long-term obligations is calculated as an average of the opening and ending balances as at each reporting date throughout the period.
3	Excludes standby fee on the unused portion of the Amended Credit Facility, amortization of debt issuance costs, interest accrued related to uncertain tax positions and sales tax assessments.

See Section 2 “Consolidated Financial Position, Liquidity and Capital Resources” for a description of the Company’s funding sources.

5. Related Party Transactions
As at June 2, 2015, ESL Investments, Inc., and investment affiliates including Edward S. Lampert, collectively “ESL”, was the beneficial holder of 48,858,685 common shares, representing approximately 48.0%, of the Company’s total outstanding common shares. Sears Holdings was the beneficial holder of 11,962,391 common shares, representing approximately 11.7% of the Company’s total outstanding common shares.

In the ordinary course of business, the Company periodically enters into transactions with Sears Holdings. Transactions between the Company and Sears Holdings are recorded either at fair market value or the exchange amount which was established and agreed to by the related parties. See Section 6 “Related Party Transactions” in the 2014 Annual Report and Note 30 “Related party transactions” in the 2014 Annual Consolidated Financial Statements for further information about these transactions.

Consulting Agreement
The Company and ESL are parties to an agreement where ESL will provide, when requested by the Company, investment, business and real estate consulting services to the Company. There will be no fees, expenses or disbursements payable by the Company to ESL for these services.

6. Shareholders’ Equity
As at June 2, 2015, the total number of common shares issued and outstanding of the Company was 101,877,662 (January 31, 2015: 101,877,662, May 3, 2014: 101,877,662).

7. Event After the Reporting Period
On May 27, 2015, TravelBrands Inc. (“TravelBrands”), which manages the day-to-day operations of all Sears Travel offices and provides commissions to the Company, announced that it had obtained an Order from the Ontario Superior Court of Justice granting it creditor protection under the Companies’ Creditors Arrangement Act (the “Order”). TravelBrands has stated that the Order will not impact the services and support provided to its customers. Under the Order, TravelBrands was granted a stay of creditor claims against TravelBrands and its subsidiaries. The Company is assessing the impact of the Order on the Company’s licensee agreement with TravelBrands and net amounts owing from TravelBrands of approximately $5.3 million as at May 2, 2015, included in “Accounts receivable, net”, “Other long-term assets” and “Accounts payable and accrued liabilities” in the unaudited Condensed Consolidated Statements of Financial Position.

8. Accounting Policies and Estimates
a. Issued Standards Not Yet Adopted
The Company monitors the standard setting process for new standards and interpretations issued by the International Accounting Standards Board (“IASB”) that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.

In July 2014, the IASB issued the final publication of the following standards:
IFRS 9, Financial Instruments (“IFRS 9”)
IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Adoption of IFRS 9 is mandatory and will be effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.

In May 2014, the IASB issued new standards as follows:
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various interpretations regarding revenue. This standard introduces a single model for recognizing revenue that applies to all contracts with customers, except for contracts that are within the scope of standards on leases, insurance and financial instruments. This standard also requires enhanced disclosures. Adoption of IFRS 15 is mandatory for annual periods beginning on or after January 31, 2017, with earlier adoption permitted, but the IASB has tentatively decided that it will be effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.

b. Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next financial year are described in Note 2 “Significant accounting policies” and Note 4 “Critical accounting judgments and key sources of estimation uncertainty” in the 2014 Annual Consolidated Financial Statements and are consistent with those used in the preparation of the Q1 2015 financial statements.

9. Disclosure Controls and Procedures
Disclosure Controls and Procedures
Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures (“DC&P”) that are designed to provide reasonable assurance that information required to be disclosed by the Company in its public disclosure documents, including its Annual and Interim MD&A, Annual and Interim Financial Statements, and AIF is recorded, processed, summarized and reported within required time periods and includes controls and procedures designed to ensure that the information required to be disclosed by the Company in its public disclosure documents is accumulated and communicated to the Company’s management, including the CEO and Chief Financial Officer (“CFO”), to allow timely decisions regarding required DC&P.

Management of the Company, including the CEO and CFO, has caused to be evaluated under their supervision, the Company’s DC&P, and has concluded that the Company’s DC&P was effective for the period ended May 2, 2015.

Internal Control over Financial Reporting
Management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management of the Company, including the CEO and CFO, has caused to be evaluated the internal control over financial reporting and has concluded, based on that evaluation, that the Company’s internal control over financial reporting was effective as at May 2, 2015. Additionally, Management of the Company evaluated whether there were changes in the internal control over financial reporting during Q1 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting and has determined that no such changes occurred during this period.

Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.

10. Risks and Uncertainties
Please also see Section 12 “Risks and Uncertainties” in the Company’s 2014 Annual Report for a detailed description of the risks and uncertainties faced by the Company.